OPERATING AGREEMENT
(Single Member Limited Liability Company)

for The Xmas Movie LLC,

a California limited liability company

This Operating Agreement is made as of February 7, 2017 by David Willis (referred to as the Sole Member) with reference to the following facts:

A. The Sole Member desires to form a limited liability company (Company) under the California Revised Uniform Limited Liability Company Act (the Act) (California Corporations Code §§7701.01 – 17713.013).

B. The Member desires to execute this Operating Agreement in order to form and provide for the governance of the Company and the conduct of its business.

Now, therefore, the Sole Member declares the following to be the Operating Agreement of the Company:

ARTICLE I: ARTICLES OF ORGANIZATION

1.1. Promptly following execution of this Agreement, the Sole Member will cause Articles of Organization, in the form attached to this Agreement to be filed with the California Secretary of State.

1.2. The name of the Company will be The Xmas Movie LLC.

1.3. The principal executive office of the Company will be at 438 South California Street, Burbank, California 91505, or any other place or places determined by the Sole Member from time to time.

1.4. The initial agent for service of process on the Company will be 438 South California Street, Burbank, California 91505. The Sole Member may from time to time change the Company's agent for service of process.

1.5. The Company will be formed for the purposes of engaging in the business of Motion Picture and Media production.

1.6. The term of existence of the Company will commence on the effective date of filing of Articles of Organization with the California Secretary of State and will continue until terminated by the provisions of this Agreement or as provided by law.

1.7. The Sole Member will be the manager of the Company.

ARTICLE II: CAPITALIZATION

2.1. The Sole Member will contribute to the capital of the Company the money and property specified in Exhibit A to this Agreement. The Sole Member may from time to time and at any time contribute cash or property to the Company as the Sole Member may determine.

2.2. The Sole Member will not be bound by, or be personally liable for, the expenses, liabilities, or obligations of the Company except as otherwise provided in the Act or in this Agreement.

ARTICLE III: ALLOCATIONS AND DISTRIBUTIONS

3.1. If any membership interest, or part of an interest, is assigned during any fiscal year in compliance with the provisions of this Article III, profits, losses, each item thereof, and all other items attributable to the membership interest for that fiscal year will be divided and allocated between the transferor and the transferee by taking into account their varying membership interests during the period in accordance with IRC §706(d), using any convention permitted by law selected by the Sole Member. All distributions on or before the date of the assignment will be made to the transferor, and all distributions thereafter will be made to the transferee. Solely for purposes of making the allocations and distributions, the Company will recognize the assignment not later than the end of the calendar month during which the assignment occurs. Neither the Company nor the Sole Member will incur any liability for making allocations and distributions in accordance with the provisions of this Section 3.1.

3.2. All cash resulting from the operations of the Company will be distributed to the Sole Member at such times as the Sole Member deems appropriate.

ARTICLE IV: MANAGEMENT

4.1. The business of the Company will be managed by the Sole Member. The Sole Member may appoint one or more nonmembers as comanagers or may resign as manager at any time and appoint a nonmember as the manager of the Company on such terms and conditions as the Sole Member and the manager may agree.

4.2. The Company may have a President who may, but need not, be the Sole Member. The Sole Member may provide for additional officers of the Company and may alter the powers, duties, and compensation of the President and of any other officer.

4.3. All Company assets, whether real or personal, will be held in the name of the Company.

4.4. All Company funds will be deposited in one or more accounts with one or more recognized financial institutions in the name of the Company, at locations determined by the Sole

Member. Withdrawal from those accounts will require the signature of the person or persons designated by the Sole Member.

ARTICLE V: ACCOUNTS AND RECORDS

5.1. Complete books of account of the Company's business, in which each Company transaction will be fully and accurately entered, will be kept at the Company's principal executive office.

5.2. Financial books and records of the Company will be kept on the cash method of accounting. A balance sheet and income statement of the Company will be prepared promptly following the close of each fiscal year in a manner appropriate to and adequate for the Company's business and for carrying out the provisions of this Agreement. The fiscal year of the Company will be January 1 through December 31.

5.3. At all times during the Company's term of existence, and beyond that term if the Sole Member deems it necessary, the Sole Member will keep or cause to be kept the books of account referred to in Section 5.2, and the following:

(a) A current list of the full name and last known business or residence address of the Sole Member, together with the capital contributions and the share in profits and losses of the Sole Member;

(b) A copy of the Articles of Organization, as amended;

(c) Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six most recent taxable years;

(d) Executed counterparts of this Agreement, as amended;

(e) Any powers of attorney under which the Articles of Organization or any amendments to them were executed;

(f) Financial statements of the Company for the six most recent fiscal years; and

(g) The books and records of the Company as they relate to the Company's internal affairs for the current and past four fiscal years.

ARTICLE VI: RESTRICTIONS ON TRANSFER OF MEMBERSHIP INTEREST

6.1. The Sole Member will not transfer any part of the Sole Member's membership interest in the Company. Notwithstanding any other provision of this Agreement to the contrary, the Sole Member may transfer all or any portion of his membership interest to any revocable trust created for the benefit of the Sole Member, or any combination between or among the Sole Member, the Sole Member's spouse or domestic partner, and the Sole Member's issue. A transfer of the Sole

Member's entire beneficial interest in the trust will be deemed a transfer of his membership interest in the Company.

ARTICLE VII: DISSOLUTION AND WINDING UP

7.1. The Company will be dissolved on the first to occur of the following events:

(a) The decision of the Sole Member to dissolve the Company.

(b) The sale or other disposition of substantially all of the Company's assets.

(c) Entry of a decree of judicial dissolution under California Corporations Code §17351.

7.2. On the dissolution of the Company, it will engage in no further business other than that necessary to wind up its business and affairs. The Sole Member will wind up the affairs of the Company and give written Notice of the commencement of winding up by mail to all known creditors and claimants against the Company whose addresses appear in the records of the Company. After paying or adequately providing for the payment of all known debts of the Company (except debts owing to the Sole Member), the remaining assets of the Company will be distributed or applied in the following order of priority:

(a) To pay the expenses of liquidation.

(b) To repay outstanding loans to the Sole Member.

(c) To the Sole Member.

ARTICLE VIII: GENERAL PROVISIONS

8.1. This Agreement constitutes the whole and entire agreement with respect to the subject matter of this Agreement.

8.2. This Agreement will be construed and enforced in accordance with the laws of the state of California. If any provision of this Agreement is determined by any court of competent jurisdiction or arbitrator to be invalid, illegal, or unenforceable to any extent, that provision will, if possible, be construed as though more narrowly drawn, if a narrower construction would avoid that invalidity, illegality, or unenforceability or, if that is not possible, that provision will, to the extent of that invalidity, illegality, or unenforceability, be severed, and the remaining provisions of this Agreement will remain in effect.

8.3. The article, section, and subsection titles and headings in this Agreement are inserted as a matter of convenience and for ease of reference only and will be disregarded for all other purposes, including the construction or enforcement of this Agreement or any of its provisions.

8.4. This Agreement may be altered, amended, or repealed only by a writing signed by the Sole Member.

8.5. Time is of the essence for every provision of this Agreement that specifies a time for performance.

8.6. This Agreement is made solely for the benefit of the Sole Member and the Sole Member's permitted successors and assigns, and no other person or entity will have or acquire any right by virtue of this Agreement.

8.7. The Sole Member intends the Company to be a limited liability company under the Act.

The Sole Member hereby executes or causes to be executed this Agreement on February 7, 2017.

 *[insert signature]*

_____David Willis
Sole Member